Exhibit 21.1

LIST OF SUBSIDIARIES OF SENECA GAMING CORPORATION

Subsidiary	Ownership
Seneca Niagara Falls Gaming Corporation	100%
Seneca Territory Gaming Corporation	100%
Seneca Erie Gaming Corporation	100%

Seneca Niagara Falls Gaming Corporation, Seneca Territory Gaming Corporation and Seneca Erie Gaming Corporation are tribally chartered entities organized under the laws of the Seneca Nation of Indians.